Archipelago Securities, LLC

Statement of Financial Condition Filed Pursuant to Rule 17a-5 of the Securities Exchange Act of 1934
December 31, 2020

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 52140

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2020 AND ENDING 12/31/2020

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Archipelago Securities, LLC**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

353 N Clark St, Suite 3200

(No. and Street)

Chicago	IL	60654-4721
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Sean Thomasson   (770) 916-2593

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Frazier and Deeter, LLC

(Name – *if individual, state last, first, middle name*)

1230 Peachtree St NE, Suite 1500 Atlanta	GA	30309
(Address) (City)	(State)	(Zip Code)

CHECK ONE:

☑ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

---

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

**Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, Robert Hill , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Archipelago Securities, LLC , as of December 31 , 20 20 , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Robert Hill
_____
Signature

Executive Principal
_____
Title

_____
Notary Public

This report ** contains (check all applicable boxes):
- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

OATH OR AFFIRMATION

I, __Sean Thomasson_____ , swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

__Archipelago Securities, LLC_____ , as

of __December 31_____ , 20 __20_____ , are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:

_____

_____

_____

Signature

Finance and Operations Principal
Title

_____
Notary Public

This report ** contains (check all applicable boxes):

- [✓] (a) Facing Page.
- [✓] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [✓] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Archipelago Securities, LLC
Index
December 31, 2020



1230 Peachtree Street NE
Suite 1500
Atlanta, Georgia 30309
404.253.7500

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
of Archipelago Securities, LLC

Opinion on the Statement of Financial Condition

We have audited the accompanying statement of financial condition of Archipelago Securities, LLC (the "Company") as of December 31, 2020, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2020, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

We have served as the Company's auditor since 2015.
Atlanta, Georgia
February 26, 2021

1

Archipelago Securities, LLC
Statement of Financial Condition
As of December 31, 2020

($ in thousands)

Assets
Cash and cash equivalents	$	7,198
Receivables from brokers or dealers and clearing organizations		50,623
Receivables from related parties		1,843
Other assets		292
Total assets	$	59,956

Liabilities and Member's Equity
Liabilities		
Payables to brokers or dealers and clearing organizations	$	33,621
Accounts payable and accrued liabilities		3,980
Payables to related parties		396
Other liabilities		701
Total liabilities		38,698
Member's equity		21,258
Total liabilities and member's equity	$	59,956

The accompanying notes are an integral part of this financial statement.

($ in thousands)

1. Organization and Nature of Operations

Archipelago Securities, LLC (the "Company"), a Delaware limited liability company, is a wholly-owned subsidiary of NYSE Group, Inc. (the "Parent"). The Parent is a wholly-owned subsidiary of NYSE Holdings LLC, formerly named NYSE Euronext Holdings, LLC. The Company is a registered broker-dealer under the Securities Exchange Act of 1934 (the "Exchange Act") and is a member of the Financial Industry Regulatory Authority ("FINRA").

The Parent owns and operates NYSE Market Inc. ("NYSE"), NYSE Arca LLC ("Arca"), NYSE American LLC ("NYSE American"), NYSE National, Inc. ("NYSE National"), and NYSE Chicago Holdings, Inc. ("NYSE Chicago") for trading of equities and NYSE Arca, Inc. ("Arca Options") and NYSE AMEX Options LLC ("AMEX Options") for trading of options. The Company primarily acts as a routing agent of NYSE, Arca, NYSE American, NYSE National, NYSE Chicago, Arca Options, and AMEX Options by routing orders to other execution venues that contain the best bid or offer in the equities and options markets. The Company also clears transactions on behalf of NYSE, Arca, and Archipelago Trading Services, Inc. ("ATS"), which is a wholly-owned subsidiary of the Parent.

2. Summary of Significant Accounting Policies

Basis of Presentation
The accompanying financial statement is prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

The preparation of the financial statement in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statement and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Cash and Cash Equivalents
The Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents.

Investments in money market funds are considered to be cash equivalents. The carrying value of such cash equivalents approximates their fair value due to the short-term nature of these instruments. Cash equivalents at December 31, 2020, include $0 invested in money market funds that are governed under Rule 2a-7 of the Investment Company Act of 1940.

Receivables from/Payables to Brokers or Dealers, Clearing Organizations, and Customers
Amounts receivable from clearing organizations may be restricted to the extent that they serve as clearing fund deposits. At December 31, 2020, receivables from and payables to clearing organizations primarily represented amounts due for securities failed to deliver or failed to receive and deposits with clearing organizations.

In the normal course of business, a portion of the Company's securities transactions, money balances, and security positions are transacted with several third-party clearing firms. The Company

($ in thousands)

2. Summary of Significant Accounting Policies(continued)

is subject to credit risk to the extent any clearing firm with whom it conducts business is unable to fulfill contractual obligations on its behalf.

Income Taxes

The Company is a single member limited liability company and has elected, for federal, state and local income tax purposes, to be treated as a division of the Parent. Such entities are generally not subject to entity-level federal, state or local income taxation. All items of income, expense, gain and loss of the Company are therefore included in the consolidated tax returns of income of the Parent. Federal and unitary state income tax receivables or payables with the Parent on behalf of the Company are included as a component of receivables or payables with related parties. Income taxes reflected in the accompanying financial statement are calculated as if the Company filed separate income tax returns and are accounted for under the liability method.

The Company recognizes income taxes under the liability method. The Company recognizes a current tax liability or tax asset for the estimated taxes payable or refundable on tax returns for the current year. The Company recognizes deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the financial statement carrying amounts and the tax bases of assets and liabilities. Deferred tax assets and liabilities are measured using current enacted tax rates in effect.

3. Receivables from/Payables to Brokers or Dealers, Clearing Organizations, and Customers

Securities failed to deliver or receive ("fails") represent receivable or payable balances, respectively, arising from transactions with customers and brokers/dealers that have not settled on settlement date. Fails open at December 31, 2020, which remain unsettled, do have a material effect on the Company's financial statements. As of December 31, 2020, two firms accounted for 56% of securities failed to deliver and three firms accounted for 90% of securities failed to receive.

Receivables from and Payables to brokers, dealers and clearing organizations at December 31, 2020 consist of the following:

Assets

Securities failed to deliver	$ 34,382
Deposits with clearing organizations	16,241
Total receivables from brokers or dealers and clearing organizations	$ 50,623

Liabilities:

Securities failed to receive	$ 33,621
Total payables to brokers or dealers and clearing organizations	$ 33,621

($ in thousands)

4.   Related Party Transactions

The Company primarily acts as a routing agent of affiliates by routing orders to other execution venues that contain the best bid or offer in the market. The Company earns routing fees from its affiliates representing a markup of actual routing costs charged by other execution venues. The Company also performs clearing services on behalf of affiliates.

Throughout the year the Company incurs costs from its affiliates when it routes trades from one affiliated exchange to another affiliated exchange.

The Parent employs corporate, marketing, and information technologies staff to support the Company. Under a contract, required by the FINRA, with the Company, the Parent provides operational and support services. The contract is the Parent Subsidiary Expense Agreement, whereby the Parent shall provide all material hardware, software and personnel necessary to facilitate the operation of the routing broker and to provide certain other corporate and business services.

The agreement provides for the Company's expenses and liquidity needs to be met by the Parent without expectation of repayment. Customary and reasonable direct expenses are attributable to the ownership and control of all such employed hardware, software and personnel and the Company is dependent on the Parent providing the services in order for the Company to carry out its operations.

Amounts payable to the Parent for federal and state income taxes were $15 at December 31, 2020. As part of operations, certain disbursements are paid through related parties. As a result of the noted transactions, receivables from related parties were $1,843 and payables to related parties, net of taxes, were $381 as of December 31, 2020.

On March 26, 2018, the Company entered into an unsecured Revolving Note and Cash Subordination Agreement (the "Agreement") with its Ultimate Parent, Intercontinental Exchange, Inc. (the "Lender"). The Lender has committed $100 million of credit to the Company that can be accessed at any time and repaid at any time, subsequent to FINRA's approval, without premium or penalty. Credit under the Agreement may be advanced through August 18, 2022, with all unpaid principal and interest due on August 18, 2023. Interest is payable at current rates at the advance date   The Lender may accelerate payment date with six months' notice.   The Company pays an annual commitment fee for unutilized amounts payable in arrears. There was no outstanding loan balance at December 31, 2020. The Company drew down $20,000 on January 5, 2021 and is continuing to monitor its liquidity needs to determine if any additional drawdowns will be necessary.

5.   Concentration

The Company's cash is held at an individual U.S. financial institution, which potentially exposes the Company to counterparty risk. The Company has not experienced any losses in these accounts.

6.   Income Taxes

For federal, state and local income tax purposes, the Company's income is included in the Parent's consolidated income tax return. The Company determines its tax expense principally on a separate company basis.

($ in thousands)

6. **Income Taxes(continued)**

The Company's 2010-2020 tax years remain subject to examination by the relevant tax authorities.

7. **Regulatory Requirements**

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital. The Company computes its net capital under the alternative method permitted by the Rule 15c3-1. This method requires that minimum net capital not be less than the greater of $250 or 2% of aggregate debit items arising from customer transactions pursuant to SEC Rule 15c3-3. As of December 31, 2020, the Company's net capital of $19,123 was $18,873 in excess of required net capital.

Advances to affiliates, distribution payments and other equity withdrawals are subject to certain notification and other provisions of SEC Rule 15c3-1 and other regulatory bodies.

8. **Subsequent Events**

The Company has evaluated subsequent events through February 26, 2021, which is the date this financial statement was issued, and determined that no events or transactions met the definition of a subsequent event for purpose of recognition or disclosure in the accompanying financial statement.